November 18, 2005

Mr. Gary H. Schlatter
President
Oralabs Holding Corp.
18685 East Plaza Drive
Parker, CO  80134

RE:  	Form 8-K Item 4.01 filed November 18, 2005
	File # 0-23039

Dear Mr. Schlatter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

FORM 8-K FILED 11/18/2005

1. Your current disclosure refers to your former accountant`s report on the financial statements for the fiscal years ended December 31,
2004 and December 31, 2003. Item 304(a)(1)(ii) of Regulation S-B requires disclosure concerning the accountant`s reports for the past two years, which would be the reports for the financial statements for the years ended December 31, 2003 and 2002. Please change report to reports.

2. Please amend your Form 8-K to provide the information required by
Item 304(a)(1)(iv)(B)-(E) of Regulation S-B, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.



3. In detail, please describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

5. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

7. You currently disclose that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective, except as provided above. Given the exception noted, it remains unclear whether your chief executive officer and your chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please confirm if your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective as of December 31, 2004. Otherwise, you should amend your Form 10-KSB to disclose that given the identified matter, your disclosure controls and procedures are not effective. Please also amend your 2005 Forms 10-QSB to state, in clear and unqualified language, that your disclosure controls and procedures are either effective or not effective.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,


Jeffrey Gordon
Staff Accountant
??

??

??

??

Gary H. Schlatter
President
November 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE